October 16, 2020

Mr. Jason Fox

Staff Accountant

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re: Mutual Fund Series Trust, File Nos. 811-21872, 333-132541

Dear Mr. Fox:

On August 6, 2020 you provided oral comments with respect to the Catalyst/Warrington Strategic Program Fund (the “Fund”), a series of Mutual Fund Series Trust (the “Registrant” or the “Trust”). Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1. In the Fund’s Form N-CEN filed on April 20, 2020, the Fund disclosed material legal proceedings during the reporting period in response to Item B.11.a but did not include the attachment required by Item G.1.a.i. Please re-file the Fund’s Form N-CEN with the missing attachment.

Response: The Fund’s Form N-CEN was re-filed on October 6, 2020 with the requested attachment.

Comment 2: At the Fund’s fiscal year ended June 30, 2019, it had 10.5% of its assets invested in Prime Meridian Income QP Fund, LP (“Prime Meridian”). The Fund had 11.3% of its assets invested in Prime Meridian at the semi-annual period ended December 31, 2019 although the dollar value of the Fund’s investment had decreased. Please explain why investing in private investment funds, and the related risks of investing in an online marketplace, is not disclosed in the prospectus given the significance of this asset in the Fund’s portfolio.

Response: As noted by the Staff, the Fund is reducing its exposure to Prime Meridian. As of June 30, 2020, the Fund’s investment in Prime Meridian was 10.9%. Based on this exposure, the Registrant will add the suggested principal strategy and risk disclosures in its upcoming annual update.

Comment 3: In future portfolios of investments, please indicate by an appropriate symbol each issue of securities whose value was determined using significant unobservable inputs as required by note 9 to Regulation S-X § 210.12-12.

Mr. Jason Fox

October 16, 2020

Response: The Fund will so indicate in future portfolios of investments.

If you have any questions or additional comments, please call me at (614) 469-3217 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng